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                                                                 EXHIBIT (a)(11)

                             [Letterhead]


June 30, 1997

The Board of Directors
Kerr Group, Inc.
500 New Holland Avenue
Lancaster, PA 17602-2104

Dear Members of the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of Common Stock, par value $0.50 per share ("Common Stock"), and to the holders of Class B Cumulative Convertible Preferred Stock, Series D (the "Preferred Stock"), of Kerr Group, Inc. (the "Company") of the consideration to be received by each class of such securities in a series of transactions (collectively, the "Transactions") pursuant to the Agreement and Plan of Merger among the Company, Fremont Acquisition Company, LLC ("Fremont") and Kerr Acquisition Corporation ("Purchaser"), dated as of July 1, 1997 (collectively, the "Merger Agreement"). Pursuant to the Merger Agreement, Purchaser is required to commence a tender offer to purchase, subject to certain conditions (the "Offer"), any and all of the outstanding shares of Common Stock of the Company at a price of $5.40 per share, net to the seller in cash, and any and all of the outstanding shares of Preferred Stock of the Company at a price of $12.50 per share, net to the seller in cash (collectively, the "Offer Consideration"). Following consummation of the Offer, subject to, among other things, the favorable required vote of holders of shares of Common Stock (if necessary), pursuant to the Merger (as defined in the Merger Agreement), each remaining outstanding share (other than shares of Common Stock owned by the Company as treasury stock or owned by Purchaser or any other subsidiary of Fremont and other than shares of Common Stock held by holders who properly exercise and perfect dissenter's rights, if any) will converted into the right to receive $5.40 per share, net to the seller in cash, and each remaining outstanding share of Preferred Stock (other than shares of Preferred Stock owned by the Company as treasury stock or owned by Purchaser or any other subsidiary of Fremont and other than shares of Preferred Stock held by holders who properly exercise and perfect dissenter's rights, if any) will be converted into the right to receive $12.50 per share, net to the seller in cash (collectively, the "Merger Considerations" and together with the Offer Consideration, the "Consideration").

    In connection with the rendering of this opinion, we have:

        (i) Reviewed the terms and conditions of the Merger Agreement and the financial terms of the Transactions, all as set forth in the Merger Agreement, and the option agreement dated July 1, 1997 between the Company and Fremont pursuant to which Fremont was granted the right to purchase shares of Common Stock;

        (ii) Analyzed certain historical business and financial information relating to the Company;

       (iii) Reviewed certain financial forecasts and other data provided to us by the Company relating to the business of the Company, including the most recent business plan for the Company prepared by the Company's senior management, in the form furnished to us;

        (iv) Conducted discussions with members of the senior management of the Company with respect to the businesses and prospects of the Company, the strategic objectives of the Company and possible benefits which might be realized following the Merger;

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        (v) Reviewed public information with respect to certain other companies in the lines of businesses we believe to be generally comparable in whole or in part to the businesses of the Company and reviewed the financial terms of certain other business combinations involving companies in lines of businesses we believe to be generally comparable in whole or in part to businesses of the Company that have recently been effected;

        (vi) Reviewed the historical stock prices and trading volumes of the Common Stock and Preferred Stock;

       (vii) Reviewed the trading prices and yields of selected publicly traded distressed securities which we deemed comparable to the Company's;

      (viii) Conducted discussions with numerous third parties regarding their potential interest in making an investment in the Company or acquiring it as a whole; and

        (ix) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

    We have relied upon the accuracy and completeness of the foregoing financial and other information and have not assumed any responsibility for independent verification of such information or conducted any independent valuation or appraisal of any of the assets of the Company, nor have we been furnished with any such appraisals. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We assume no responsibility for, and express no view as to, such forecasts or the assumptions on which they are based.

    Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. In rendering our opinion, we have assumed that the Transactions will be consummated substantially on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by any party thereto. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion to reflect such developments.

    This opinion does not address the business decision of the Board of Directors of the Company to engage in the Transactions. No opinion is expressed herein nor should one be implied as to the fair market value of Common Stock or Preferred Stock. We have advised the Board of Directors of the Company that, based on the terms of our engagement by the Company, we do not believe that any person (including any common or preferred stockholder of the Company), other than the Company and the Board of Directors of the Company, had the legal right to rely upon this letter to support any claim against us arising under applicable state law and that, should any such claim be brought against us by any such person, this assertion would be raised as a defense. In the absence of applicable state law, the availability of such a defense would be resolved by a court of competent jurisdiction. Resolution of the question of the availability of such a defense, however, would have no effect on the rights and responsibilities of the Board of Directors of the Company under applicable state law. Furthermore, the availability of such a defense to us would have no effect on the rights and responsibilities of either us or the Board of Directors of the Company under the federal securities laws.

    Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors, and our opinion is rendered in connection with its consideration of the Transactions. This opinion is not intended to and does not constitute a recommendation to any holder of Common Stock or Preferred Stock as to whether such holder should tender shares pursuant to the Offer or vote to approve the Merger Agreement and the transactions contemplated thereby. It is understood that, except for inclusion of this letter in its entirety in a proxy statement or tender offer recommendation statement of Schedule 14D-9 from the Company to holders of Common Stock or Preferred Stock relating to the Transactions, this letter may not be disclosed or otherwise referred to or used for any other purpose

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without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction.

    In connection with the rendering of this opinion, we have assumed that under applicable provisions of the General Corporation Law of the State of Delaware, controlling legal precedent and the Certificate of Designations of the Preferred Stock, the holders of such Preferred Stock are not entitled to receive amounts at least equal to the liquidation preference of the Preferred Stock plus accrued and unpaid dividends or any other amount in connection with the Transactions.

    Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Common Stock, on the one hand, and Preferred Stock, on the other, pursuant to the Offer and under the terms of the Merger Agreement, is fair to such holders (other than Purchaser or any other subsidiary of Fremont), from a financial point of view.

                                          Very truly yours,

                                          By: /s/ CIBC Wood Gundy
                                              ---------------------------------
                                              CIBC Wood Gundy Securities Corp.

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